UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

HILLTOP HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

432748 10 1

(CUSIP Number)

Michael M. Boone
Haynes & Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 432748 10 1 SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gerald J. Ford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,048,102 (a)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 15,048,102 (a)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,048,102 (a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7% (b)

14.	Type of Reporting Person (See Instructions) IN

(a)          Mr. Ford and Diamond A Financial, LP beneficially own 15,044,616 shares of common stock held by Diamond A Financial, LP.  Mr. Ford also owns 3,486 shares of common stock, aggregating to 15,048,102 shares of common stock beneficially owned by Mr. Ford.

(b)         Based on information from Hilltop Holdings Inc. that a total of 56,455,515 shares of common stock were outstanding at December 31, 2008.

CUSIP No. 432748 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Diamond A Financial, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,044,616

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 15,044,616

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,044,616

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7% (a)

14.	Type of Reporting Person (See Instructions) PN

(a)          Based on information from Hilltop Holdings Inc. that a total of 56,455,515 shares of common stock were outstanding at December 31, 2008

CUSIP No. 432748 10 1

This Amendment No. 13 to Schedule 13D amends and supplements the Schedule 13D filed by Gerald J. Ford with the Securities and Exchange Commission (the “Commission”) on April 1, 2005, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on April 5, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on April 6, 2005, Amendment No. 3 to Schedule 13D filed with the Commission on May 23, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on December 20, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on May 18, 2006, Amendment No. 6 to Schedule 13D filed with the Commission on June 20, 2006, Amendment No. 7 to Schedule 13D filed with the Commission on October 17, 2006, Amendment No. 8 to Schedule 13D filed with the Commission on February 1, 2007, Amendment No. 9 to Schedule 13D filed with the Commission on April 18, 2007, Amendment No. 10 to Schedule 13D filed with the Commission on May 1, 2008, Amendment No. 11 to Schedule 13D filed with the Commission on September 26, 2008, and Amendment No. 12 to Schedule 13D filed with the Commission on December 3, 2008 (as amended and supplemented, collectively, the “Schedule 13D”), relating to the common stock, $0.01 par value per share, of Hilltop Holdings Inc. (formerly known as Affordable Residential Communities Inc.), a Maryland corporation (the “Issuer”).  Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.  Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

(a)          The names of the persons filing this Schedule 13D are Gerald J. Ford (the “Principal”), and Diamond A Financial, LP, a Texas limited partnership (“Financial LP”).  The Principal and Financial LP are collectively referred to herein as the “Reporting Persons.”  The general partner of Financial LP is the Principal.

(b)         The principal business addresses of each of the Reporting Persons is 200 Crescent Court, Suite 1350, Dallas, Texas 75201.

(c)          The principal business of Financial LP is acquiring, disposing and holding securities for investment purposes.  The Principal’s principal occupation is engaging in personal investment activities.

(d)         Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)          Neither Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Principal is a citizen of the United States.

CUSIP No. 432748 10 1

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)                                  As of January 7, 2009, the Principal and Financial LP were the beneficial owners of 15,044,616 shares of Common Stock held by Financial LP, which represents 26.7% of the outstanding Common Stock based upon information from the Company.  As of January 7, 2009, the Principal also was the beneficial owner of an additional 3,486 shares of Common Stock, aggregating to 15,048,102 shares of Common Stock beneficially owned by the Principal, which represents 26.7% of the outstanding Common Stock based upon information from the Company.

(b)                                 The Principal has the sole power to vote, or to direct the vote, and the sole power to dispose of, or direct the disposition of, the 3,486 shares of Common Stock reported herein as owned by the Principal.  The Principal also has the sole power to vote, or to direct the vote, and sole power to dispose of, or direct the disposition of, the 15,044,616 shares of Common Stock reported herein as owned by Financial LP.

(c)                                  Not applicable.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby supplemented as follows:

Exhibit Number	Description of Exhibit

99.1	Joint Filing Statement.

CUSIP No. 432748 10 1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                    January 7, 2009

/s/ GERALD J. FORD
Gerald J. Ford

DIAMOND A FINANCIAL, LP

By:	/s/ GERALD J. FORD
Name:	Gerald J. Ford
Its:	General Partner